Contact

www.linkedin.com/in/mattvitamante
(LinkedIn)

Top Skills

Venture Capital
Sustainability
Corporate Development

Matthew V.

Venture Builder, Founder, Advisor
San Francisco, California, United States

Experience

TRISCALE

Co Founder , Senior Managment
June 2023 - Present (3 months)
Singapore

TriScale, provides the full life cycle, of Carbon origination to Carbon offsets, in a digitalized certificate, which is tradable on our marketplace. We integrate Web3 Technologies, with the ability to analyze in real time, the true value of any project, or technology in the ESG space. This gives the ultimate in transparency, and clarity for Investors, Project Owners, Governments, and ESG parcticipants

LIFE AI SCIENCE INC.

Co-Founder and CEO
March 2023 - Present (6 months)

Insight3Capital

Investment Partner. Head of ESG/Blockchain Advisory
July 2022 - Present (1 year 2 months)
The Bahamas

Water Innovation Accelerator

President
March 2021 - Present (2 years 6 months)
Singapore

CASIA Ventures

CEO /Co Founder
April 2017 - Present (6 years 5 months)
Asia

CASIA Ventures empowers scalable, growth-stage companies from California, Europe, and Asia who are looking to expand into the frontier. Asian markets.
We align ourselves with value's driven networks and companies.
Our Global Team provides diverse, innovative investment structures, sophisticated partners and impact technologies to serve the world. We have

Incubation/Acceleration experience and tailor each situation to the client's needs. Services include venture advisory, consulting and building, early to growth stage impact technologies.
We are supported with our own FINRA compliant PE Funding platform for accuracy, risk mitigation, and increased ROI. We also offer Next Level Fintech solutions.

Venture Consultant & Advisor
Venture Consultant/Advisory
October 2007 - Present (15 years 11 months)
Paris Area, France & San Francisco, CA

Partnered with multiple institutions raising late stage capital for technology, renewable energy, and cleantech companies in Silicon Valley and Europe. My network consists of fund managers, angel investors, clean tech companies and sustainability consultants. Advisory services took a deep dive into the dynamics of Investors and Management teams to secure a win/win result.

Los Angeles Cleantech Incubator (LACI)
Advisor
September 2014 - June 2017 (2 years 10 months)
Los Angeles Metropolitan Area

Provided incubation/acceleration services for early/growth stage green tech companies

CAGIX (California Global Innovation Exchange)
Chief Executive Officer
October 2014 - 2017 (3 years)
San Francisco Bay Area

Advised and Funded Greentech Incubated companies.

INSEEC/Weller MBA Program
Professor - FInancial Markets, Tech Incubation, Venture Capital
October 2007 - October 2015 (8 years 1 month)
Paris Area, France

Professor MBA Business Program at INSECC.

US Capital Markets, Venture Capital, Entrepreneurship/Incubation and Organizational Behavior.

Merriman Curhan & Ford
Sr. VP Institutional Equity Reasearch Sales/Trading

March 2003 - September 2006 (3 years 7 months)
San Francisco

MCF in San Francisco is a boutique Investment Bank focused on early stage tech companies both private and publicly held. My Institutional clients consisted of Hedge Funds, Pensions, Mutual Funds, and Ultra High Net With Investors. In many relationships I acted as Research Sales, and Sales Trader for efficiency . I was number thirteen employee and contributed to the growth of the firm at its peak of one hundred and sixty four

Société Générale
Director of Institutional Equity Tech Sales
April 1999 - October 2001 (2 years 7 months)
San Francisco

Senior Equity Sales/Sales Trader. Clients consisted of largest and most active on Wall St. Most Research/Trading and IPO's were Tech focused. Helped integrate electronic trading systems into the ecosystem . Responsible for Syndication of Deal Flow to clients

Credit Suisse First Boston
Director Institutional Tech Equity Sales/ Trader
February 1996 - March 1999 (3 years 2 months)
San Francisco

Institutional Equity Sales Trader working with Tech IPO's and Tech research. Clients consisted of Hedge Funds/Mutual Funds, and Pension Funds

Education

Syracuse University
Bachelor of Science, Economics/Philosophy